SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                    FORM 11-k

                            ANNUAL REPORT PURSUANT TO
                         SECTION 15(D) OF THE SECURITIES
                       EXCHANGE ACT OF 1934 (FEE REQUIRED)

                   for the Fiscal Year ended December 31, 1994

                    EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

                                        OF

                             GENERAL RE CORPORATION
                        AND ITS DOMESTIC SUBSIDIEIARES
                              (full title of plan)



                             GENERAL RE CORPORATION
                                Financial Centre
                              695 East Main Street
                       Stamford, Connecticut  06904-2350

          (Name of issuer and address of principal excutive office)

FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements - See accompnaying Report of Examination of independent Acccountants

(b)   Exhibit 1 - Consent of Independent Accountants









SIGNAUTURES



The Plan: Pursuant to the requirements of the Securities and Exchange Act of 1934 the plan administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.


      PLAN: EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION AND ITS DOEMSTIC SUBSIDIARIES

      PLAN
      ADMINISTRATOR:  GENERAL RE CORPORATION



BY:________________________
   Charles F. Barr



Date: June 29, 1995











                     CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the registration statement of General Re Corporation and subsidiaries on Form S-8 (File number 2-75489) of our report dated June 27,
1995 on our audits of the financial statements and financial statement schedules of the Employee Savings and Stock
Ownership Plan of General Re Corporation and Its Domestic Subsidiaries as of December 31, 1994 and 1993, and for the year ended December 31, 1994, which report is included in this Annual Report on Form 11-K.






New York, New York
June 27, 1995













EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

OF GENERAL RE CORPORATION

AND ITS DOMESTIC SUBSIDIARIES
















Financial Statements

For the Years Ended December 31, 1994 and 1993

and Supplemental Schedules



EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN of
GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

INDEX of FINANCIAL STATEMENTS and SCHEDULES



                                                       	Page(s)

Report of Independent Accountants       		                	2-3

Financial Statements:

	Statements of Net Assets Available for Plan
	Benefits, with fund information at
	December 31, 1994 and 1993		                               	4

	Statement of Changes in Net Assets Available
	for Plan Benefits, with fund information
	for the year ended December 31, 1994	                      	5

	Notes to Financial Statements         		                 6-14

Supplemental Schedules:

	Item 27a - Schedule of Assets Held for Investment Purposes
	at December 31, 1994			                                   	15

	Item 27d - Schedule of Reportable Transactions
	for the year ended December 31, 1994		                     16





Schedules other than those listed above have been omitted since they are either not required or are not applicable.







1






REPORT OF INDEPENDENT ACCOUNTANTS



To the Trustees of the Employee Savings and Stock Ownership
 Plan of General Re Corporation and Its Domestic Subsidiaries:

	We have audited the accompanying statements of net assets available for plan benefits of the EMPLOYEE SAVINGS
AND STOCK OWNERSHIP PLAN of GENERAL RE
CORPORATION and ITS DOMESTIC SUBSIDIARIES
(the Plan) as of December 31, 1994 and 1993 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

	We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

	In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1994 and 1993 and changes in net assets available for plan benefits for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

	As explained in Note 3, the financial statements include securities valued at $217,880,419 and $192,381,566 at December 31, 1994 and 1993, respectively, (67% and 66% of total assets of the Plan, respectively) whose values have been estimated by the trustees of the Plan in the absence of readily ascertainable market values. We have reviewed the procedures used by the trustees in arriving at their estimate of value of such securities and have inspected the underlying documentation, and, in the circumstances, we believe the procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.


2




REPORT OF INDEPENDENT ACCOUNTANTS (continued)


	Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole
 The supplemental schedules of assets held for investment purposes at December 31, 1994, and of reportable transactions for the year ended December 31, 1994, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

	The schedule of reportable transactions that accompanies the Plan's financial statements does not disclose the historical cost of the investments comprising the transactions Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



New York, New York
June 27, 1995

            EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN of GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES STATEMENTS OF
              NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                    with fund information
                  December 31, 1994 and 1993


EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN of GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

STATEMENT of CHANGES in NET ASSETS AVAILABLE for PLAN
BENEFITS, with fund information
for the year ended December 31, 1994


Pursuant to section 232.311(c), General Re Corporation has elected to file financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA in paper format.










	3
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN of
GENERAL RE CORPORATION and ITS DOMESTIC
SUBSIDIARIES

	NOTES to FINANCIAL STATEMENTS


1.	Description of Plan

	The following description of the Employee Savings and Stock Ownership Plan of General Re Corporation and Its
Domestic Subsidiaries (the Plan) provides only general
 information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

	General - The Plan is a defined contribution plan covering employees of General Re Corporation and its Domestic Subsidiaries (the Company) who complete a twelve month period of not less than one thousand hours of service. The Plan allows employees of the Company to make after tax contributions as well as tax deferred contributions to the Plan as permitted under Internal Revenue Code Section 401(k). In addition, the Company contributes an amount (the Company match) related to the amount of employee investment. The Plan is subject to the provisions of the Employee Retirement Income Security
Act of 1974 (ERISA).

	ESOP - In July 1989, the Company established a leveraged Employee Stock Ownership Plan (ESOP). The
ESOP borrowed $150,000,000 with interest at 9.25% and principal payable annually, due to the Company in 2014. The proceeds of this borrowing were used by the ESOP to purchase 1,754,386 shares of 7-1/4% cumulative convertible preferred stock (Preferred Stock) of General Re Corporation. All Preferred Stock outstanding is held by the ESOP and is convertible into common stock on a one-for-one basis.
Preferred Stock must be converted or redeemed into common stock or cash upon the participant's withdrawal from the Plan.

	The Preferred Stock is held by the ESOP trustee as collateral for the loan from the Company. The Company makes contributions to the ESOP which, together with the dividend on the Preferred Stock, are used to make loan interest and principal repayments. As interest and principal is repaid, a portion of the Preferred Stock is allocated to participating employees. At a minimum, principal and interest payments are sufficient to provide for allocation of Preferred Stock to meet the requirements for the Company match under the Plan.

	During 1994, the Plan received a dividend on the Preferred Stock of $10,755,245 and a Company contribution of $3,870,009. The Plan paid $13,671,136 in interest expense. In 1994 and 1993, 65,763 and 54,633 shares, respectively, net of retired shares of 6,293 and 6,908, respectively, were allocated to employees. There were 1,438,944 and 1,511,000 shares of unallocated Preferred
Stock at December 31, 1994 and 1993, respectively. The fair value of the loan payable is estimated using discounted cash flow analyses, based on the Corporation's current incremental borrowing rates for similar types of arrangements and was $160,000,000 at December 31, 1994.



	EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN of
	GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

	NOTES to FINANCIAL STATEMENTS (continued)


	Contributions - Participants may contribute up to 16% of their base salary and allocate their investment among any of the Plan's funds. The Company match is 100% of an employee's contribution up to 6% of the employee's basic salary. The Internal Revenue Code limitation on employee salary deferral (401 (k)) contributions during 1994 was $9,240.

	Participant Accounts - Each participant's account is credited with the participant's contribution and an allocation of the Company match, Plan earnings and forfeitures of terminated participants' earnings or account balances, as defined. Forfeitures, which are included in transfers from other funds were $54,532 during 1994. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

	Vesting - All employee contributions become vested immediately. By government restriction, an employee is not allowed to withdraw Company match amounts that have not been in his/her account for at least two years. While actively employed, an employee becomes 50%, 75%, and 100%
vested in the value of the Company match after 2, 3 and 4 years, respectively of Company service.

	Transfers - With the exception of the General Re Common Stock Fund and Fidelity Managed Income Portfolio which may be changed on a monthly basis, participants are permitted to change the investment of their interests in any of the funds on a daily basis subject to certain limits.

	Loans - The Plan allows participants to borrow from the "before tax" and "rollover" portions of their respective accounts. Loans may not exceed the lesser of one half of the participant's vested account balance or $50,000.
Nonresidence loans are written for periods of 6 to 54 months.
 The Plan also allows loans granted for purchases of principal residences to be repaid over a 30-year period. A fixed interest rate of the prime rate plus one percent calculated at the inception of the loan is charged over the life of the loan. The interest rates ranged from 7% to 9.5% for 1994 and were
 7% for 1993. Interest and principal repayments are credited directly to the borrower's respective account and are repaid in monthly installments by payroll deductions. Loan balances outstanding are reflected as assets of the Plan. Market valuations are not readily determinable for participant loans due to the multitude of interest rates and terms of the various loans.

2.	Investment Funds of the Plan

	The Plan has an agreement with Fidelity Management
 Trust Company to perform record keeping and investment management functions for the plan. Certain members of the Company's Board of Directors are also trustees of the Fidelity Group of Mutual Funds.

	7


EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN of
GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

NOTES to FINANCIAL STATEMENTS (continued)


	A description of the investment funds of the Plan at December 31, 1994 is as follows:

	*	General Re Corporation Common Stock Fund

		The General Re Corporation Common Stock
Fund is a growth fund. The Fund seeks
substantial long-term growth of capital by investing exclusively in General Re Corporation common stock. Participants have full voting rights for the shares of General Re Corporation common stock in their accounts.

	*	Fidelity Magellan Fund

		The Fidelity Magellan Fund is an aggressive growth fund. The Fund seeks long-term capital appreciation by investing in the stocks of both well-known and lesser-known companies with above-average growth potential and a correspondingly higher level of risk.

	*	Fidelity Equity-Income Fund

		The Fidelity Equity-Income Fund is a growth and income fund. The Fund seeks a yield that exceeds the composite yield of the Standard and Poor's 500 Index, and considers the potential for capital appreciation when selecting fund investments. The Fund invests primarily in common stocks but can also invest in bonds and convertible securities.
Dividend amounts will vary depending on the yields of the securities held in the portfolio.

	*	Fidelity Growth Company Fund

		The Fidelity Growth Company Fund is a growth fund. It seeks long-term capital appreciation by investing primarily in common stocks and securities convertible into common stocks. It may invest in companies of any size with above-average growth potential or companies that appear undervalued relative to their potential return.

	*	Fidelity Asset Manager Fund

		The Fidelity Asset Manager Fund seeks high total return with reduced risk over the long-term. Its assets are allocated among and across domestic and foreign equities, bonds and short-term instruments. The Fund's assets are gradually shifted to take advantage of the outlook for market conditions.



	8


EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN of
GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

NOTES to FINANCIAL STATEMENTS (continued)



	*	Fidelity Asset Manager:  Growth

		The Fidelity Asset Manager: Growth Fund
seeks to maximize total return over the long-term by allocating its assets among stocks, bonds, short-term instruments and other investments. The Fund allocates its assets among three principal asset classes: stocks, bonds, and short-term instruments. However, it may invest in many types of domestic and foreign securities.

		The flexible approach to diversification allows the Fund to take advantage of a wide variety of investment options in pursuit of high total return but with reduced risk from allocating its investments among the asset classes.

	*	Fidelity Asset Manager:  Income Fund

		The Fidelity Asset Manager: Income Fund seeks a high level of current income by maintaining a diversified portfolio of stocks, bonds, short-term instruments, and other investments. The Fund emphasizes investment in bonds and short-term instruments for income and price stability, but allows some investment in stocks for their potential to grow and keep pace with inflation. The asset mix is designed to provide a relatively conservative asset allocation across various market conditions.

	*	Fidelity Small Cap Stock Fund

		The Fidelity Small Cap Stock Fund seeks
long-term capital appreciation.  Using proprietary computer
 models and fundamental research, the Fund invests in all types of equity securities issued by companies with small market capitalization. These companies may include start-tips with good potential, firms that have recently gone public, or companies that operate in small industries or regional markets.
  However, the Fund may also invest a portion of its assets in stock issued by companies with larger market capitalizations.
 The Fund's share price and total return will fluctuate.

	*	Fidelity Investment Grade Bond Fund

		The Fidelity Investment Grade Bond Fund
(previously the Flexible Bond Portfolio) is an income fund. It seeks a high rate of current income consistent with reasonable risk. It invests in a broad range of fixed income securities. The Fund also seeks to protect investors' capital as well as take advantage of opportunities to realize capital appreciation, where appropriate.


	9


EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN of
GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

NOTES to FINANCIAL STATEMENTS (continued)



	*	Fidelity Intermediate Bond Fund

		The Fidelity Intermediate Bond Fund is an income fund. The Fund seeks a high level of current income. The Fund invests in high- and upper-medium grade corporate bonds rated A or better with intermediate maturities, mortgage securities, bank obligations, and U.S. government and agency securities. The Fund's average portfolio maturity ranges between three and ten years.

	*	Fidelity Overseas Fund

		The Fidelity Overseas Fund is an aggressive growth fund. The Fund seeks growth of capital over the long term. The Fund invests primarily in foreign securities, including common stock and securities convertible into common stock, as well as debt instruments.

	*	Fidelity Balanced Fund

		The Fidelity Balanced Fund is a growth and income fund. It seeks the highest amount of income possible while preserving principal by investing in investment grade or higher bonds and high-yielding securities.

	*	Fidelity Retirement Money Market Trust

		The Fidelity Retirement Money Market Trust is a money market fund. The Trust seeks as high a level of current income as is consistent with the preservation of capital and liquidity. It invests in high-quality, U.S. dollar-denominated money market instruments of U.S. and foreign issuers. The
Trust's objective is to be a conservative, low-risk investment.







	10


EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN of
GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

NOTES to FINANCIAL STATEMENTS (continued)



	*	Fidelity Retirement Government Money Market
Trust

		The Fidelity Retirement Government Money
Market Trust is a money market fund. It seeks as high a level of current income as is consistent with the preservation of principal and liquidity. It invests in obligations issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities, and in repurchase agreements secured by these obligations. The Trust's objective is to be a conservative, relatively low-risk investment.

	*	Fidelity Managed Income Portfolio

		The Fidelity Managed Income Portfolio
 (previously the GIC Open-End Portfolio) seeks preservation of capital and a competitive level of income over time. The Portfolio purchases high-quality, short- and long-term investment contracts (GICs), bank investment contracts
(BICs), short-term money market instruments, and "synthetic" GICs (debt obligations issued by one institution and insured by another as to payment of interest and return of principal at maturity).

	*	Fidelity U.S. Equity Index Portfolio

		The Fidelity U.S. Equity Index Portfolio is a growth and income fund. It seeks investment results that correspond to the total return performance of the S&P 500
Index, which is comprised of common stocks.

















	11


EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN of
GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

NOTES to FINANCIAL STATEMENTS (continued)



	The number of employees participating in each fund of the Plan at December 31, 1994 and 1993 are as follows:

						                                                	1994      	1993
General Re Corporation Preferred Stock	               1,913      	1,915
General Re Corporation Common Stock Fund	             1,227	      1,222
Fidelity Magellan Fund				                            1,309      	1,295
Fidelity Equity-Income Fund			                          966	        973
Fidelity Growth Company Fund	 		                        437	        407
Fidelity Investment Grade Bond Fund		                   173      	  178
Fidelity Intermediate Bond Fund			                      710      	  782
Fidelity Overseas Fund				                              655      	  558
Fidelity Balanced Fund				                              285     	   291
Fidelity Asset Manager Fund			                           75    	      0
Fidelity Asset Manager:  Growth Fund		                   98	          0
Fidelity Asset Manager:  Income Fund		                   27    	      0
Fidelity Small Cap Stock Fund			                         84    	      0
Fidelity Retirement Money Market Portfolio	           1,092      	1,165
Fidelity Retirement Government Money
   Market Portfolio					                                 91   	      94
Fidelity Managed Income Portfolio		                     586    	    813
Fidelity US Equity Index Portfolio			                   111	        114


3.	Summary of Significant Accounting Policies

	Investments - Investments in mutual, money market and common collective trust shares are valued based on reported net asset values. Investments in stocks traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. The investment in General Re cumulative convertible preferred stock held in the ESOP is valued at fair value by the trustee based upon the report of an independent appraiser.

	The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

	Purchases and sales of investments are recorded as of the trade date. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

	12


EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN of
GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

NOTES to FINANCIAL STATEMENTS (continued)



	Participant loans are carried at unpaid principal. The fair value of participant loans was not readily determinable due to the high number of loans and their varying terms.
Accordingly, the Plan believes it would have to expend excessive costs for the benefit derived. Interest income on the loans is recorded as earned on an accrual basis.

	Contributions - Contributions from the employees and the employer are recorded in the period in which the payroll deductions are made from Plan participants.

	Employer contributions to the General Re Corporation
 Preferred Stock Fund are made in shares of Preferred Stock.
  All other employer contributions are made in cash.

	Expenses - The management and service fees of the Fidelity Group of Mutual Funds are charged to operations of the respective funds. Certain administrative expenses, primarily consulting and auditing fees, are paid by the Company.

4.	Investments

	Investments held by the Plan at December 31, 1994 and 1993 are summarized as follows:

                                  				          1994          			1993
	                                                  	   	Fair               		   Fair
                                         		Cost        	Value   	     Cost   	  Value

	Fidelity Magellan Fund	               $21,352,872  	$22,159,859	  $19,660,314	  $21,817,834
	Fidelity Equity Income Fund	           12,305,107	   13,288,185	   10,223,196	   12,591,983
	Fidelity Growth Company Fund	           3,627,546	    3,569,855	    3,296,323	    3,491,174
	Fidelity Investment Grade Bond Fund	      908,154	      837,620	      861,211	      911,385
	Fidelity Intermediate Bond Fund	        9,192,676	    8,817,601	    9,465,249	   9,922,042
	Fidelity Overseas Fund                 	5,419,735	    5,623,418	    4,339,872	   4,674,231
	Fidelity Balanced Fund	                 2,446,320	    2,343,483	    2,542,151	   2,650,790
	Fidelity U.S. Equity Index Portfolio	     817,819	      849,770	      789,419	     860,286
	Fidelity Asset Manager Fund	            1,182,473	    1,081,361	         -0-	       -0-
	Fidelity Asset Manager:  Growth Fund	     976,651	      895,553	         -0-	       -0-
	Fidelity Asset Manager:  Income Fund     	301,937	      289,379	         -0-	       -0-
	Fidelity Small Cap Fund	                  529,615	      522,888	         -0-	       -0-
	Fidelity Retirement Money
	 Market Portfolio	                     10,959,952	   10,959,952   	10,283,162	  10,283,162
	Fidelity Retirement Government
	 Money Market Portfolio	                  679,237      	679,237      	904,184 	    904,184
	Fidelity Managed Income Portfolio	      6,842,631	    6,842,631	    6,158,276	   6,158,276
	General Re Corporation Preferred Stock148,318,304	  217,880,419 	 148,856,355	 192,381,566
	General Re Corporation Common Stock	   18,331,121	   23,721,569	   17,014,971	  19,503,121
	  Total	                             $244,192,150 	$320,362,780	 $234,394,683	$286,150,034

	 13


	EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN of
	GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

	NOTES to FINANCIAL STATEMENTS (continued)




	The cost basis of nonresidence participant loans was $2,991,671 and $2,720,116 at December 31, 1994 and 1993,
 respectively, and the cost basis of participant loans for the purchase of a principal residence was $2,589,019 and $2,290,894 at December 31, 1994 and 1993, respectively.

	Realized gains from securities transactions were $633,385 for 1994. At December 31, 1994 and 1993, the
Fidelity Equity Income Fund, Fidelity Magellan Fund, Fidelity Retirement Money Market Portfolio, General Re Corporation Preferred Stock and General Re Corporation Common
Stock, each exceeded 5% of the net assets available for plan benefits.


5.	Plan Termination

	The Company intends to continue the Plan indefinitely but reserves the right to suspend contributions temporarily or to amend or terminate the Plan. If the Plan were to be terminated, all members would become fully vested, and all the Plan assets would be used solely to provide the benefits payable to employees and their beneficiaries.


6.	Tax Status

	The Plan obtained its latest determination letter on November 8, 1994, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. The determination letter is subject to the Plan's adoption of the proposed amendments submitted to the Internal Revenue
Service in letters dated March 21, 1995 and April 17, 1995. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.







	14


	EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN of
	GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

	SUPPLEMENTAL SCHEDULE
	ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES at December 31, 1994

	Number of		                                                      	Current
  	Shares	           Description	                         Cost     	Value
	       	Mutual Funds

	331,734	   Fidelity Magellan Fund	                      $21,352,872	$22,159,859
	432,840	   Fidelity Equity Income Fund	                  12,305,107	 13,288,185
	130,956	   Fidelity Growth Company Fund                  	3,627,546  	3,569,855
	122,280	   Fidelity Investment Grade Bond Portfolio	        908,154    	837,620
	897,009   	Fidelity Intermediate Bond Fund	               9,192,676  	8,817,601
	205,996	   Fidelity Overseas Fund	                        5,419,735  	5,623,418
	190,682	   Fidelity Balanced Fund	                        2,446,320  	2,343,483
	50,252	    Fidelity U.S. Equity Index Portfolio	             817,819    	849,770
	78,190	    Fidelity Asset Manager Fund	                    1,182,473  	1,081,361
	69,747	    Fidelity Asset Manager:  Growth Fund	             976,651    	895,553
	27,771	    Fidelity Asset Manager:  Income Fund	             301,937    	289,379
	50,037	    Fidelity Small Cap Stock Fund	                    529,615    	522,888

      	    	Money Market Funds

	10,959,952	Fidelity Retirement Money	                     10,959,952	 10,959,952
		                              Market Portfolio
	679,237	   Fidelity Retirement Government	                   679,237    	679,237
		                           Money Market Portfolio

          		Common/Collective Trusts

	 6,842,631	Fidelity Managed Income Portfolio	              6,842,631	  6,842,631

          		Preferred Stocks

	1,734,717	General Re Corporation	                        148,318,304	217,880,419

	         	Common Stocks

	192,077	  General Re Corporation	                         18,331,121	  23,721,569

         		Participant Loans

	         	Residence, at cost	                                       - 	2,589,019
		         Nonresidence, at cost                                  -	    2,991,671

		Total	                                                  $244,192,150$325,943,470

	The accompanying notes are an integral part of the
supplemental schedule.
	15


EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN of
GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

SUPPLEMENTAL SCHEDULE
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS for the year ended December 31, 1994




The following schedule itemizes those securities for which the aggregate amount of purchase and sale transactions, or for which a single transaction, was in excess of 5% of the current fair value of the Plan's net assets at January 1, 1994.


                          	Aggregate Reportable Transactions


                                             						Cost of	    	Net Gain
Description of Asset	         Purchases	   Sales   	Assets 	(1)	or (Loss)	(1)

Fidelity Magellan Fund	      $4,755,866 	$3,133,685

Fidelity Retirement Money
 Market Portfolio		           4,451,514	  3,774,724


General Re Corporation:

  Preferred Stock		           7,929,276	    761,835






	Single Reportable Transactions


	None

(1)	The record keeper has informed the Plan's management
 that it is not possible for the record keeper to provide this information.






	The accompanying notes are an integral part of the
supplemental schedule.
	16